EXHIBIT 99.1

Standard Lithium Retains BNP Paribas to Lead Debt Advisory Services for First Commercial Project

Exclusive Financial Advisor for Limited Recourse Debt Financing to Fund Majority of First Commercial Project

EL DORADO, Ark., May 30, 2023 (GLOBE NEWSWIRE) -- Standard Lithium Ltd. (“Standard Lithium” or the “Company”) (TSXV: SLI) (NYSE American: SLI) (FRA: S5L), a leading near-commercial lithium company, has signed a mandate with BNP Paribas (BNP) to act as exclusive financial advisor to the Company in connection with limited recourse debt financing. The debt financing will be used to fund the majority of the Company’s proposed first commercial project, the Lanxess 1A Project, located near El Dorado in southern Arkansas. BNP Paribas is a global leader in the financial advisory and project financing role for battery and critical mineral projects.

Dr. Andy Robinson, President of the Company, commented, “We are delighted to start this engagement with BNP Paribas. Standard Lithium is in the closing stages of the Definitive Feasibility Study (DFS) for our first commercial project, the Lanxess 1A project. As we move towards commercialization, we have kicked off the necessary financial processes to ensure the most capital efficient way to fund our first full-scale project. BNP brings an excellent track record of advising and securing debt financing for similar sustainable, battery and critical mineral projects, and we look forward to working closely with them as we endeavor to secure project financing for construction anticipated to begin next year.”

Antonio Pichardo, Director at BNP Paribas, said, “We are pleased to partner with Standard Lithium for this landmark debt financing. This new project is a testament to their commitment to environmental protection and demonstrates that we can meet the growing demand for lithium. BNP Paribas is determined to strengthen our climate action, in order to help our clients and our world to face the challenges of the future. We are looking forward to helping establish Standard Lithium as a leading producer of responsible lithium for the rapidly growing electric vehicle market.”

About BNP Paribas
BNP Paribas is the European Union’s leading bank and key player in international banking. It operates in 65 countries and has nearly 185,000 employees, including more than 145,000 in Europe. The Group has key positions in its three main fields of activity: Commercial, Personal Banking & Services for the Group’s commercial & personal banking and several specialised businesses including BNP Paribas Personal Finance and Arval; Investment & Protection Services for savings, investment and protection solutions; and Corporate & Institutional Banking, focused on corporate and institutional clients. Based on its strong diversified and integrated model, the Group helps all its clients (individuals, community associations, entrepreneurs, SMEs, corporates and institutional clients) to realise their projects through solutions spanning financing, investment, savings and protection insurance. In Europe, BNP Paribas has four domestic markets: Belgium, France, Italy and Luxembourg. The Group is rolling out its integrated commercial & personal banking model across several Mediterranean countries, Turkey, and Eastern Europe. As a key player in international banking, the Group has leading platforms and business lines in Europe, a strong presence in the Americas as well as a solid and fast-growing business in Asia-Pacific. BNP Paribas has implemented a Corporate Social Responsibility approach in all its activities, enabling it to contribute to the construction of a sustainable future, while ensuring the Group's performance and stability.

About Standard Lithium Ltd.

Standard Lithium is a leading near-commercial lithium development company with a portfolio of projects in progress. The Company’s flagship projects, the LANXESS Property Project and the South West Arkansas Project, are located in southern Arkansas near the Louisiana state line. The Company is focused on the evaluation and testing of commercial lithium extraction and purification from brine sourced from approximately 180,000 acres of leases across these two projects. The Company operates a first-of-a-kind industrial-scale DLE Demonstration Plant at the LANXESS Property Project. The scalable, environmentally friendly process eliminates the use of evaporation ponds, reduces processing time from months to hours and greatly increases the effective recovery of lithium. A Definitive Feasibility Study (DFS) and Front-End Engineering Study (FEED) for Phase 1A of the LANXESS Property Project commenced in September 2022. A Preliminary Feasibility Study (PFS) of the South West Arkansas Project commenced in May 2022. The Company is also pursuing the resource development of other projects in the Smackover Formation in East Texas, as well as approximately 45,000 acres of mineral leases located in the Mojave Desert in San Bernardino County, California.

Standard Lithium is jointly listed on the TSX Venture Exchange and the NYSE American under the trading symbol “SLI”; and on the Frankfurt Stock Exchange under the symbol “S5L”. Please visit the Company’s website at https://www.standardlithium.com.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release may contain certain “Forward-Looking Statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target, “plan”, “forecast”, “may”, “schedule” and other similar words or expressions identify forward-looking statements or information. These forward-looking statements or information may relate to development of a commercial lithium plant, completion of definitive feasibility study, future prices of commodities, accuracy of mineral or resource exploration and drilling activity, reserves or resources, regulatory or government requirements or approvals, the reliability of third party information, continued access to mineral properties or infrastructure, fluctuations in the market for lithium and its derivatives, changes in exploration costs and government regulation in Canada and the United States, and other factors or information. Such statements represent the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social risks, contingencies and uncertainties. Many factors, both known and unknown, could cause results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements and information other than as required by applicable laws, rules and regulations.

For further information contact:

LHA Investor Relations
David Barnard
+1 415-433-3777
standardlithium@lhai.com
info@standardlithium.com
Twitter: @standardlithium
LinkedIn: https://www.linkedin.com/company/standard-lithium/